As filed with the Securities and Exchange Commission on September 12, 2007

Registration No. 333-141293

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
Post-Effective Amendment No. 1 to
FORM F-6

REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933

For American Depositary Shares Evidenced by American Depositary Receipts
of
ETELECARE GLOBAL SOLUTIONS, INC.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

Republic of the Philippines
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street, New York, N.Y. 10005
(212) 602-1044
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
_______________________
Depositary Management Corporation
(570 Lexington Avenue, 44th Floor, New York, New York 10022, United States of America, Tel: (212) 319-4800)
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Francis Fitzherbert-Brockholes White & Case 5 Old Broad Street London EC2N 1DW, UK +44 20 7532 1000	James J. Masetti Pillsbury Winthrop Shaw Pittman LLP 2475 Hanover Street Palo Alto, California 94304

It is proposed that this filing become effective under Rule 466
☒ immediately upon filing
☐ on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one share of eTelecare Global Solutions, Inc.	6,325,000 American Depositary Shares	N/A	N/A	N/A
1 For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

_______________________

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amendment to Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.   Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus

1. Name and address of depositary	Introductory Article, signature section at Face of the Receipt

2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center

Terms of Deposit:

(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner

(ii) The procedure for voting, if any, the deposited securities	Articles number 9(iv), 14, 15 and 18

(iii) The collection and distribution of dividends	Articles number 4, 6, 9(i), 9(iii), 13, 14 and 18

(iv) The transmission of notices, reports and proxy soliciting material	Articles number 12, 14, 15 and 18

(v) The sale or exercise of rights	Articles number 3, 4, 6, 9(iv), 10, 13, 14, 15, 18 and 24

(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 4, 9(i), 13, 14 and 16

(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21

(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 12

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 7, 8, 9 and 22

(x) Limitation upon the liability of the depositary	Articles number 16, 17, 18 and 21

3. Fees and Charges	Article number 9

Item - 2.   Available Information

Public reports furnished by issuer	Article number 12

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.   Exhibits

(a)(1)
Form of Deposit Agreement dated as of [●] 2007, among eTelecare Global Solutions, Inc., Deutsche Bank Trust Company Americas as Depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the "Deposit Agreement")- Previously filed.

(a)(2)	Form of Amendment to Deposit Agreement. Filed herewith as Exhibit (a)(2)

b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.	Opinion of counsel for the Depositary as to legality of the securities to be registered. - Previously filed

e.	Certification under Rule 466. - Filed herewith as Exhibit (e)

Item - 4.   Undertakings

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on September 12, 2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for one share of eTelecare Global Solutions, Inc.

By: Deutsche Bank Trust Company Americas, as Depositary

By:	/s/Clare Benson
Name:	Clare Benson
Title:	Vice President

By:	/s/Tom Murphy
Name:	Tom Murphy
Title:	Vice President

Pursuant to the requirements of the Securities Act of 1933, eTelecare Global Solutions, Inc. has caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the Republic of the Philippines on September 10, 2007.

ETELECARE GLOBAL SOLUTIONS, INC.

By:	/s/John R. Harris
Name:	John R. Harris
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on September 10, 2007.

/s/ John R. Harris	/s/ J. Michael Dodson*
Name: John R. Harris President, Chief Executive Officer and Director (Principal Executive Officer)	Name: J. Michael Dodson Chief Financial Officer (Principal Financial Officer)

/s/ Francis J. Dunn*	/s/ Alfredo I. Ayala*
Name: Francis J. Dunn Chief Accounting Officer	Name: Alfredo I. Ayala Director

/s/ Ramon del Rosario, Jr.*	/s/ Gary Fernandes*
Name: Ramon del Rosario, Jr. Director	Name: Gary Fernandes Director

/s/ Richard Hamlin*	/s/John-Paul Ho*
Name: Richard Hamlin Director	Name: John-Paul Ho Director

/s/ Rafael Ll Reyes*	/s/ Francis J. Dunn
Name: Rafael Ll Reyes Director	Name: Francis Dunn Authorized Representative in the United States

*By:	/s /John R. Harris
Name:	John R. Harris
Title:	Power of Attorney

INDEX TO EXHIBITS

Exhibit Number	Exhibit

(a)(2)	Form of Amendment to Deposit Agreement

(e)	Rule 466 certification